UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)*


                               FiberMark, Inc.
                              (Name of Issuer)


                   Common Stock, par value $0.01 per share
                       (Title of Class of Securities)


                                  315646109
                               (CUSIP Number)


                                June 22, 2005
           (Date of Event which Requires Filing of this Statement)



   Check the appropriate box to designate the rule pursuant to which this
   Schedule is filed:

         / /   Rule 13d-1(b)
         /X/   Rule 13d-1(c)
         / /   Rule 13d-1(d)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13G

   CUSIP No. 315646109

   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            William J. Lauttamus

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)  / /
        (b)  / /

   3.   SEC USE ONLY

   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States of America

        Number of Shares     5.  Sole Voting Power                500,000
        Beneficially Owned   6.  Shared Voting Power                  -0-
        by Each Reporting    7.  Sole Dispositive Power           500,000
        Person With          8.  Shared Dispositive Power             -0-

   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 500,000

   10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES                                       / /

   11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.0%

   12.  TYPE OF REPORTING PERSON

             IN



   ITEM 1.

        (a)  NAME OF ISSUER:

             This statement on Schedule 13G relates to shares of common stock of FiberMark, Inc., a Delaware corporation (the "Issuer").

        (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             161 Wellington Road, P.O. Box 498, Brattleboro, VT 05302

   ITEM 2.

        (a)  NAME OF PERSON FILING:

             William J. Lauttamus

        (b)  ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             5801 Bent Twig Road, McLean, VA 22101

        (c)  CITIZENSHIP:

             United States of America

        (d)  TITLE OF CLASS OF SECURITIES:

             The securities reported herein are shares of common stock, $0.01 par value per share, of the Issuer ("Common Stock").

        (e)  CUSIP NO.:

             315646109

   ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b), OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) / / Broker or dealer registered under section 15 of the Act.

        (b)  / /  Bank as defined in section 3(a)(6) of the Act.

        (c) / / Insurance company as defined in section 3(a)(19) of the Act.

        (d) / / Investment company registered under section 8 of the Investment Company Act of 1940.

        (e) / / An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

        (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).




        (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

        (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

        (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

        (j)  / /  Group, in accordance with section 240.13d-
                  1(b)(1)(ii)(J).

   ITEM 4.   OWNERSHIP.

        (a)  Amount beneficially owned:  500,000.

        (b)  Percent of class:  7.0%

        (c)  Number of shares as to which the person has:

             (i)    Sole power to vote or to direct the vote:  500,000

             (ii)   Shared power to vote or to direct the vote:  0

             (iii)  Sole power to dispose or to direct the disposition
                    of:  500,000

             (iv) Shared power to dispose or direct the disposition of: 0

   ITEM 5.   OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities,
   check the following:   / /

   ITEM 6.   OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER
   PERSON.

             Not applicable.

   ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable.

   ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not applicable.

   Item 9.   NOTICE OF DISSOLUTION OF GROUP.

             Not applicable.



   ITEM 10.   CERTIFICATION

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                  SIGNATURE
                                  ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated as of June 29, 2005.

                                           /s/ William J. Lauttamus
                                           ------------------------------
                                           William J. Lauttamus